ALLIANCEBERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, INC.
                           1345 Avenue of the Americas
                              New York, N.Y. 10105
                                 (212) 969-2156



                                            January 31, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549



            Re:    AllianceBernstein High Yield Fund, Inc.
                   File Nos. 333-18505 and 811-09160


Dear Sir or Madam:

          We have acted as counsel to AllianceBernstein High Yield Fund, Inc. (the "Fund") in connection with the preparation of Post-Effective Amendment No. 20 to the Fund's Registration Statement on Form N-1A.

          In my view, the above-described Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended.

                                                   Sincerely,


                                                   /s/ Andrew Gangolf
                                                   ------------------
                                                       Andrew Gangolf
                                                       Senior Vice President
                                                       and Assistant General
                                                       Counsel


00250.0157 #636163